Exhibit I
CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2011 FINANCIAL RESULTS AND REITERATES ITS COMMITMENT TO ITS $0.93 PER UNIT ANNUAL DISTRIBUTION GUIDANCE.
ATHENS, Greece, October 31, 2011 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today released its financial results for the third quarter ended September 30, 2011.
The Partnership’s net income for the quarter ended September 30, 2011 was $68.5 million, or $1.50 per limited partnership unit, which is $1.12 higher than the $0.38 per unit from the previous quarter ended June 30, 2011 and $1.40 higher than the $0.10 per unit from the third quarter of 2010. The Partnership’s reported net income for the quarter includes a $65.9 million gain from bargain purchase related to the excess of the fair value of the Crude Carriers Corp. (‘Crude Carriers’) net assets acquired over their purchase price under the definitive merger agreement between Crude Carriers and the Partnership, announced on May 5, 2011 and completed on September 30, 2011. In addition, the Partnership’s net income includes $1.8 million in general and administrative expenses incurred in connection with the merger and the preparation of the proxy statement on Form F-4 filed with the Securities and Exchange Commission.
Operating surplus for the quarter ended September 30, 2011 was $10.3 million, which is $4.6 million higher than the $5.7 million from the second quarter of 2011 and $0.8 million higher than the $9.5 million from the third quarter of 2010. The Partnership’s operating surplus for the quarter reflects certain general and administrative expenses incurred in connection with the merger with Crude Carriers. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)
Revenues for the third quarter of 2011 were $30.9 million, compared to $30.3 million in the third quarter of 2010. The Partnership’s revenues reflect the increased fleet size and the off-hire of the M/T ‘Arionas’ for the duration of its scheduled special survey and dry-docking.

Total operating expenses for the third quarter of 2011 were $21.4 million, compared to $18.4 million in the third quarter of 2010, as a result of higher general and administrative expenses and an increase in the Partnership’s fleet operating days. The operating expenses for the third quarter of 2011 included $7.9 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (‘Capital Maritime’ or ‘CMTC’), $8.6 million in depreciation and $3.0 million in general and administrative expenses, of which $0.5 million was a non-cash charge related to the Omnibus Incentive Compensation Plan and, as discussed above, they include a $1.8 million charge in connection with the merger with Crude Carriers and the preparation of the proxy statement on Form F-4 filed with the Securities and Exchange Commission.
Net interest expense and finance cost for the third quarter of 2011 amounted to $6.8 million compared to $8.3 million for the third quarter of 2010. Net interest expense for the quarter reflects a $1.3 million gain on the Partnership’s interest rate swap agreements as a result of the change in the fair value of certain of the Partnership’s interest rate swap agreements.
As of September 30, 2011, the Partnership’s long-term debt had increased by $150.4 million to $624.4 million compared to long-term debt of $474.0 million as of December 31, 2010. The increase in long term debt reflects the addition of Crude Carriers’ $134.6 million of outstanding indebtedness which was refinanced under the Partnership’s $350.0 million revolving facility, which is non-amortizing until June 2013, and $25.0 million in indebtedness incurred in relation to the acquisition of the ‘Cape Agamemnon’ in June 2011. Following the issuance of approximately 25.0 million units for the acquisition of Crude Carriers in a unit-for-share transaction, whereby Crude became a wholly-owned subsidiary of CPLP, and the issuance of 7.1 million units to Capital Maritime in connection with the acquisition of the ‘Cape Agamemnon’ in June 2011, the Partners’ capital stood at $527.3 million as of September 30, 2011, which is $287.6 million higher than the Partner’s capital as of December 31, 2010.
Merger Agreement Update
The Partnership announced on September 30, 2011, that it has completed the acquisition of Crude Carriers in a unit-for-share transaction, whereby Crude became a wholly-owned subsidiary of CPLP. The acquisition of Crude solidifies CPLP’s position as a leader in the product and crude tanker sectors with a large, diversified, ultra modern high specification fleet of 27 vessels (2.2 million dwt) with an average age (weighted by dwt) of 3.6 years as of September 30, 2011.

Fleet Developments
As announced on October 20, 2011, the M/T ‘Alexander The Great’ (297,958 dwt, built 2010 Universal Shipbuilding Corp.), the M/T ‘Amoureux’ (150,393 dwt, built 2008 Universal Shipbuilding Corp.) and the M/T ‘Aias’ (150,096 dwt, built 2008 Universal Shipbuilding Corp.) have all secured employment with the Partnership’s sponsor, Capital Maritime for a maximum charter term of up to 3 years.
The M/T ‘Alexander The Great’ will be earning a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of its time charter to CMTC. CMTC has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements.
The M/T ‘Aias’ and the M/T ‘Amoureux’ will each be earning a gross daily charter rate of $20,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of their time charter to CMTC. CMTC has the option to extend the time charter employment for each vessel for a second year at $24,000 per day and for a third year at $28,000 per day with the same profit share arrangements.
Following the commencement of the above charters, the Partnership’s charter coverage of total fleet days is estimated at 64% for 2012.
Market Commentary
Overall, for most of the third quarter of 2011 the product tanker market saw softer spot rates, when compared to the previous quarter, due to weaker US gasoline imports and lack of arbitrage opportunities in the transatlantic market.
The period charter market remained robust with increased activity for both shorter and longer term employment.
The product tanker order book continued to experience substantial slippage during 2011, as approximately 60% of the expected Medium Range (‘MR’) and handy size tanker new buildings have been delivered on schedule. We believe the current product tanker order book is amongst the most attractive in the shipping industry.

The crude tanker spot charter market for both VLCCs and Suezmaxes remained close or at historical lows mainly due to increased tonnage availability in most trading areas despite healthy fixture activity. The Suezmax market saw signs of improvement in September due to increased demand from European refineries and congestion in the Bosphorus Straits.
The crude tanker long term period market remained illiquid, as charterers’ expectations for the short term spot market prospects remain negative and owners are unwilling to fix long term period charters at low levels.
The crude tanker orderbook continued to experience substantial slippage year to date, as approximately 27% of the expected crude tanker newbuilding deliveries for the year have not materialized. Industry analysts expect crude tanker orderbook slippage and cancellations to remain substantial going forward due to the depressed spot market, the weak shipping finance environment and downward pressure on asset values.
Quarterly Cash Distribution
On October 26, 2011, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the third quarter of 2011, in line with management’s annual guidance. The third quarter 2011 distribution will be paid on November 15, 2011 to unit holders of record on November 7, 2011.
Management Commentary
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We are pleased to have completed the merger with Crude Carriers in September 2011, which has strengthened the Partnership’s balance sheet thereby increasing our financial flexibility and laying a solid basis for future distribution growth going forward.”
“Moreover, following our recent announcement of the period fixtures for three of the five crude tanker vessels operating in the spot market at the time of the completion of the merger, the long term charter coverage of our fleet has improved. In line with our stated commitment to employ our vessels in the period charter market, thus offering cash flow visibility to our investors, we intend to fix the remaining two crude tanker vessels currently operating in the spot market in the coming months as opportunities arise, in order to eliminate the Partnership’s remaining crude tanker spot market exposure”.

“In addition to our fixtures of the three crude carriers we will have the opportunity to charter out a number of product tankers in the upcoming year, a period in which we expect charter rates to firm reflecting a more positive product tanker market environment”.
“Given all of the above, we take this opportunity to reiterate our commitment to our annual distribution guidance of $0.93 per unit.”
Conference Call and Webcast
Today, Monday, October 31, 2011 at 10:00 a.m. Eastern Daylight Time (U.S.), the Partnership will host an interactive conference call.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) 1452 542 301 (Standard International Dial-in). Please quote “Capital Product Partners.”
A replay of the conference call will be available until November 6, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#.
Slides and audio webcast:
The slide presentation accompanying the conference call will be available on the Partnership’s website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.
Forward-Looking Statements:
The statements in this press release that are not historical facts, including our expectations regarding the current and future employment of our vessels and their charters, timing during which we will charter our remaining two crude carrier vessels, expected fleet coverage for 2012, market and rate expectations and expectations regarding our quarterly distribution and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media

Ioannis Lazaridis, CEO and CFO	Matthew Abenante

+30 (210) 4584 950	Capital Link, Inc. (New York)

E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566

E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2011	2010	2011	2010

Revenues	$22,797	$26,875	$66,706	$88,702
Revenues — related party	8,058	3,473	19,655	6,884
Total Revenues	30,855	30,348	86,361	95,586

Expenses:
Voyage expenses	1,169	1,635	2,945	5,839
Vessel operating expenses — related party	7,889	7,896	22,792	22,322
Vessel operating expenses	735	—	814	1,034
General and administrative expenses	3,035	973	8,230	2,235
Depreciation	8,611	7,916	24,960	23,347

Operating income	9,416	11,928	26,620	40,809

Non operating income (expense), net:

Gain from bargain purchase	65,927	—	82,453	—

Other non operating income (expense), net:
Interest expense and finance cost	(8,158)	(8,445)	(24,627)	(24,918)
Gain on interest rate swap agreement	1,267	—	1,267	—
Interest and other income	90	129	369	639

Total other non operating (expense), net	(6,801)	(8,316)	(22,991)	(24,279)

Net income	68,542	3,612	86,082	16,530

Less:
Net (income) attributable to CMTC operations	—	—	—	(983)

Partnership’s net income	$68,542	$3,612	$86,082	$15,547

General Partner’s interest in Partnership’s net income	1,371	72	1,722	311
Limited Partners’ interest in Partnership’s net income	67,171	3,540	84,360	15,236
Net income per:
• Common units (basic and diluted)	1.50	0.10	2.07	0.49
Weighted-average units outstanding:
• Common units (basic and diluted)	44,154,965	34,280,193	40,046,530	30,848,825

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

	As of	As of
	September	December
	30, 2011	31, 2010
Assets
Current assets
Cash and cash equivalents	$55,076	$32,471
Trade accounts receivable	10,576	2,305
Due from related parties	108	2
Prepayments and other assets	1,187	278
Inventory	9,877	83

Total current assets	76,824	35,139

Fixed assets
Vessels, net	1,086,185	707,339

Total fixed assets	1,086,185	707,339

Other non-current assets
Above market acquired charters	53,099	8,062
Deferred charges, net	2,095	2,462
Restricted cash	6,500	5,250

Total non-current assets	1,147,879	723,113

Total assets	1,224,703	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt	9,163	$—
Trade accounts payable	15,145	526
Due to related parties	16,389	4,544
Accrued liabilities	4,240	898
Deferred revenue	5,529	3,207
Derivative instruments	12,734	—

Total current liabilities	63,200	9,175

Long-term liabilities
Long-term debt	624,418	474,000
Deferred revenue	4,197	2,812
Derivative instruments	5,550	32,505

Total long-term liabilities	634,165	509,317

Total liabilities	697,365	518,492

Partners’ capital	527,338	239,760

Total liabilities and partners’ capital	1,224,703	$758,252

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the nine-month period
	ended September 30,
	2011	2010
Cash flows from operating activities:
Net income	86,082	16,530
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	24,960	23,347
Gain from bargain purchase	(82,453)	—
Amortization of deferred charges	651	417
Amortization of above market acquired time and bare-boat charter	3,514	313
Gain on derivative instruments ineffective portion	(1,268)	—
Equity compensation expense	1,611	197
Changes in operating assets and liabilities:
Trade accounts receivable	50	(4,384)
Due from related parties	(106)	7
Prepayments and other assets	(280)	91
Inventory	(291)	(225)
Trade accounts payable	2,155	526
Due to related parties	974	(479)
Accrued liabilities	1,817	(262)
Deferred revenue	3,707	(1,322)

Net cash provided by operating activities	41,123	34,756

Cash flows from investing activities:
Vessel acquisitions	(26,643)	(99,061)
Acquisition of above market bare-boat charter	—	(9,000)
Maturity of short-term investments	—	91,519
Purchase of short-term investments	—	(77,229)
Increase in restricted cash	(1,250)	(750)
Cash and cash equivalents acquired in business acquisition	11,847	—
Reclassification of short term investment to restricted cash	—	750

Net cash (used in) investing activities	(16,046)	(93,771)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	159,580	—
Payments of long-term debt	(134,580)	—
Payments of long-term debt — related party	—	(1,556)
Proceeds from issuance of Partnership units	—	105,271
Expenses paid for issuance of Partnership units	—	(940)
Capital contributions by general partner	1,470	—
Excess of purchase price over book value of vessels
acquired from entity under common control	—	(10,449)
Loan issuance costs	(284)	—
Distributions paid	(28,658)	(24,663)

Net cash (used in)/provided by financing activities	(2,472)	67,663

Net increase in cash and cash equivalents	22,605	8,648
Cash and cash equivalents at beginning of period	32,471	3,552

Cash and cash equivalents at end of period	55,076	12,200

Supplemental cash flow information
Cash paid for interest	23,581	23,953
Non-cash activities
Units issued to acquire the vessel owning company of the Cape Agamemnon	57,056	—
Acquisition of above market time charter	48,551	—
Capital expenditures included in liabilities	382	—
Reduction in deferred offering expenses	—	107
Net liabilities assumed by Capital Maritime upon vessel contribution to the Partnership	—	31,844
Units issued according to the Merger Agreement to acquire Crude Carriers Corporation and its subsidiaries	155,559	—
Fair value of Crude’s Carriers Corporation Equity Incentive Plan acquired by the Partnership as a result of the Merger Agreement	1,505	—

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)
Non Cash activities — Continued
On September 30, 2011 the Merger Agreement between the Partnership and Crude Carriers Corporation was successfully completed. As the Merger Agreement was a unit for share transaction with an exchange ratio of 1.56 Partnership’s common units for each Crude Carriers Corporation share, no cash consideration was paid thus the following assets and liabilities of Crude Carriers Corporation and its subsidiaries are not included at the Partnership’s unaudited condensed consolidated statement of cash flows for the nine months period ended September 30, 2011.

For the nine-month
period ended
September 30,
2011
Trade receivables	$8,321
Prepayments and other assets	629
Inventory	9,503
Vessels	351,750

Total assets	370,203

Trade accounts payable	$12,497
Due to related parties	10,457
Accrued liabilities	1,525
Long term debt	134,580

Total liabilities	159,059

Appendix A — Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Operating Surplus
Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three-month period ended September 30, 2011.

For the three-month period
Reconciliation of Non-GAAP Financial Measure –	ended
Operating Surplus	September 30, 2011
Net income	$68,542
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,146
Deferred revenue	2,727
Gain on bargain purchase	(65,927)

NET CASH PROVIDED BY OPERATING ACTIVITIES	13,488

Replacement Capital Expenditures	(3,231)

OPERATING SURPLUS	10,257

Reduction on recommended reserves	6,201

AVAILABLE CASH	$16,458